Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS MKH@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 19, 2013
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VIA EDGAR
Shelia Stout
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	BlackRock Kelso Capital Corporation

Dear Ms. Stout:

We understand that, in connection with your review of the disclosure contained in the public disclosure documents of BlackRock Kelso Capital Corporation (the "Company"), you gave oral comments to Corinne Pankovcin, the Company's chief financial officer and treasurer, and requested further clarification with respect to certain of the Company's statements included in its December 7, 2012 letter to the Securities and Exchange Commission (the "SEC").

The Company has authorized us to respond to the comments on its behalf.  The Company is a closed-end investment company that has elected to be regulated as a business development company (a "BDC") under the Investment Company Act of 1940 (the "1940 Act").  The Company invests primarily in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

For the sake of convenience, each comment relayed to us by Ms. Pankovcin, is set forth below in bold and immediately followed by the Company's response.

1.
Please disclose the fact that a portion of the Company's dividend payments include a return of stockholder capital in the Company's quarterly and annual reports, its website and other filings with the SEC that disclose the

Shelia Stout
Securities and Exchange Commission

Company's dividend.  Please also change references to the Company's "Dividend Yield" to "Distribution Rate".

Historically, the Company has reviewed all dividends paid in accordance with Rule 19a-1 under the 1940 Act, which requires that any distribution by the Company from a source other than net investment income for the current or preceding fiscal year, or accumulated undistributed net income, or both, as calculated under U.S. generally accepted accounting principles ("GAAP") be reported to shareholders.  The notices have been included with the dividends delivered to shareholders.  The Company intends to post all historical and future notices to its website (see Exhibit A for the updated design of the "Dividend History" page of the Company's website).  As explained in more detail below, the Company's financial statements indicate that its distributions to common stockholders include a return of capital due to a tax rule whereby distributions in excess of the Company’s current and accumulated earnings and profits are considered non-taxable distributions and serve to reduce the basis of the Company’s shares in the hands of the common stockholders rather than being currently taxable.

As noted in the Company's response to comment number 1 in its December 7, 2012 comment response letter, Rule 19a-1 under the 1940 Act, as made applicable to the Company by Section 59 of the 1940 Act, requires that any distribution by the Company from a source other than net investment income for the current or preceding fiscal year, or accumulated undistributed net investment income, or both, as calculated under GAAP be reported to shareholders.  However, from a federal income tax perspective, only distributions made out of the Company’s current and accumulated earnings and profits as calculated for federal income tax purposes will be taxable to the common stockholders as dividends.  Distributions in excess of the company’s current and accumulated earnings and profits for tax purposes will be considered non-taxable distributions.  In calculating the Company’s current and accumulated earnings and profits for federal income tax purposes, loss on the sale of ordinary assets are treated as ordinary losses, and serve to reduce the Company’s current and accumulated earnings and profits, while for GAAP purposes realized losses and are not factored into the calculation of net investment income.  This difference between net investment income as determined under GAAP and the calculation of current and accumulated earnings and profits from a federal income tax perspective, along with several others with less impactful differences, serve to account for why the Company’s distributions did not exceed its net investment income, yet a portion was reported to the Company’s stockholders as non-taxable return of capital.

The Company has revised the disclosure on its website to more clearly disclose that the total amount of its dividends paid by the Company that will be characterized as income, capital gain or return of capital for tax purposes will be determined at the end of the year and reflected in the stockholders' Form 1099-DIV.

The Company has not, however, changed the term "dividend" to "distribution" in its disclosure.  The Company is organized as a corporation under the laws of the State of

Shelia Stout
Securities and Exchange Commission

Delaware.  As a Delaware corporation, the Company generally may declare "dividends" out of either (1) surplus provided that the net assets of the corporation remaining after such dividend shall at least equal the amount of its stated capital or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  Whether a company has accumulated assets in excess of its surplus is fundamentally an accounting determination driven by principals of GAAP.  Thus, the language of the Delaware corporate law suggests it is proper to use the term "dividend" for payments made by the Company out of earnings and surplus, even if it may be characterized as a capital gain or a return of capital for tax purposes.

Similarly, a determination made under Section 19(a) of the 1940 Act that a dividend or other distribution is made from accumulated undistributed net income (or from another source that would necessitate a Section 19(a) notice to accompany the payment) is made in accordance with GAAP, not tax principals, which further suggests it is proper to call a payment to shareholders a "dividend" if it is derived from net income determined under GAAP, even if the payment may be characterized as a distribution of gain or a return of capital for tax purposes.

We are not aware of any requirement under the 1940 Act to abandon the long standing use of the term "dividend" as used for general corporate law purposes and in Section 19(a) of the 1940 Act itself merely because the payment may have a different characterization for tax purposes.  We also note that an informal survey of the web sites of five of the largest BDC's indicates they all use the term "dividend" to describe their payments to shareholders, even in cases where they also include disclosure warning that the tax character of the payment might differ and/or will not be known until the end of the year.

2.	Please explain why the Company's incentive fee payments are not accrued and paid quarterly.

The Company has entered into a management agreement (the "Management Agreement") with BlackRock Kelso Capital Advisors LLC (the "Advisor"), pursuant to which the Advisor, subject to the overall supervision of the Company's Board of Directors, manages the Company's day-to-day operations and provides the Company with investment advisory services.1  Pursuant to Section 8(c) of the Management Agreement, for providing such services, the Company pays the Advisor an incentive management fee (the "Incentive Fee") if the Company's performance exceeds an 8.0% annualized rate of return during the applicable fee measurement period (the “hurdle rate”).  Section 8(c) of the Management Agreement also establishes the procedures regarding the calculation and accrual of the Incentive Fee.

1	A copy of the Company's Management Agreement was filed as Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 8, 2008.

Shelia Stout
Securities and Exchange Commission

Quarterly Incentive Fee Based on Income.  For each trailing four quarters’ period, the Company pays the Advisor an Incentive Fee based on the amount by which (A) aggregate distributions and amounts distributable out of taxable net income (excluding any capital gain and loss) during the period less the sum of, if negative, net unrealized capital appreciation/(depreciation) and net realized capital gains/(losses) during the period, in excess of (B) the hurdle rate for the period.  The amount of the excess of (A) over (B) described in this paragraph for each period is referred to as the excess income amount.

The portion of the Incentive Fee based on income for each period will equal 50% of the period’s excess income amount, until the cumulative Incentive Fee payments for the period equal 20% of the period’s income amount distributed or distributable to stockholders as described in clause (A) of the preceding paragraph.  Thereafter, the portion of the Incentive Fee based on income for the period will equal 20% of the period’s remaining excess income amount.

The incentive fee calculated for such trailing four quarters’ period is measured against the amount, if any, that has already been paid with respect to that measurement period.  If the amount is positive, an incentive fee from income is due and payable.  Because the initial incentive fee from income was paid in December, the foregoing calculation historically has resulted in an incentive fee from income not being payable by the Company until December of each subsequent year.

Annual Incentive Fee Based on Capital Gains.  The portion of the Incentive Fee based on capital gains is calculated and paid on an annual basis for the period beginning July 1, of each calendar year.  For each annual period, the Company pays the Advisor an Incentive Fee based on the amount by which (A) net realized capital gains, if any, to the extent they exceed gross unrealized capital depreciation, if any, occurring during the period exceeds (B) the amount, if any, by which the period’s hurdle rate exceeds the amount of income used in the determination of the Incentive Fee based on income for the period.  The amount of the excess of (A) over (B) described in this paragraph is referred to as the excess gain amount.

The portion of the Incentive Fee based on capital gains for each period will equal 50% of the period’s excess gain amount, until such payments equal 20% of the period’s capital gain amount distributed or distributable to stockholders.  Thereafter, the portion of the Incentive Fee based on capital gains for the period equals an amount such that the portion of the Incentive Fee payments to the Advisor based on capital gains for the period equals 20% of the period’s remaining excess gain amount.  The result of this formula is that, if the portion of the Incentive Fee based on income for the period exceeds the period’s hurdle, then the portion of the Incentive Fee based on capital gains will be capped at 20% of the capital gain amount.

The Company is required under GAAP to accrue a hypothetical capital gains Incentive Fee based upon net realized capital gains and unrealized capital appreciation and depreciation on investments held at the end of each period.  The accrual of this hypothetical

Shelia Stout
Securities and Exchange Commission

capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a hypothetical capital gains incentive fee that would be payable at each measurement date.  If such amount is positive at the end of the period, then the Company records a capital gains incentive fee equal to 20% of such amount, less the amount of capital gains related incentive fees already accrued in prior periods.  If the resulting amount is negative, the accrual for GAAP in a given period would be reduced accordingly.  However, it should be noted that a fee so calculated and accrued would not be payable under the Management Agreement, unless earned.  When earned the amounts would be due and payable for the period ended June 30 of the given year.

Accordingly, the Company respectfully submits that its procedures for calculating and paying the Incentive Fee is consistent with the arrangement prescribed by the Management Agreement.  The Company notes that an amendment to the Management Agreement would require shareholder approval pursuant to Section 15 of the 1940 Act, as made applicable to the Company by Section 59 of the 1940 Act.

Best regards,

/s/ Michael Hoffman

Michael Hoffman

Exhibit A

Updated Design of the "Dividend History" Page of the Company's Website

Dividend Distributions

Record	Declared	Payable	Amount
03/19/13	03/07/13	04/02/13	$.26
12/20/12	11/08/12	01/03/13	$.26
09/19/12	08/02/12	10/03/12	$.26
06/19/12	05/03/12	07/03/12	$.26
03/20/12	03/01/12	04/03/12	$.26
12/21/11	11/03/11	01/04/12	$.26
09/19/11	08/03/11	10/03/11	$.26
06/17/11	05/09/11	07/01/11	$.26

Shareholders will receive a notice from the Company if any part of a dividend is from a source other than current or accumulated income, not including profits or losses from the sale of securities or other properties, as determined in accordance with generally accepted accounting procedures (GAAP).  These notices are prepared in accordance with the requirements of Section 19 of  Investment Company Act, which requires the information to be determined in accordance with GAAP, and should not be relied upon for tax reporting purposes.  Copies of the Companies Section 19 notices are linked below.

Each shareholder will receive a Form 1099-DIV following the end of each calendar year, which will reflect the actual amounts of income, capital gain and return of capital paid by the Company for tax purposes.  Such amounts are taxable in such calendar year and reportable on your federal and other income tax returns.

Please refer to http://BlackRockkelso/InvestorRelations/TaxInformation/index.htm for information regarding the Tax treatment of the quarterly dividends.

Example – all historical will be added

Payment Date	Distribution
04/08/13	Section 19A Notice